FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For June 25, 2014

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	___	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as a Company announcement in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

The Royal Bank of Scotland Group plc - Result of Annual General Meeting
25 June 2014

Following the Annual General Meeting held today, The Royal Bank of Scotland Group plc announces the results of the poll vote for each resolution as follows. Resolutions 16 and 17 were passed as special resolutions.

	For	% of votes cast	Against	% of votes cast	Total votes cast as % of Voting Share Capital	Withheld *
Resolution 1 To receive and approve the accounts for the year ended 31 December 2013 and the reports of the directors and auditors thereon	21,103,132,200	100.00	833,184	0.00	83.74	29,427,360
Resolution 2 To elect Morten Friis as a director	21,090,839,012	99.94	12,875,344	0.06	83.74	29,656,976
Resolution 3 To elect Robert Gillespie as a director	21,091,278,860	99.94	12,960,872	0.06	83.74	29,548,660
Resolution 4 To elect Ross McEwan as a director	21,092,075,224	99.94	12,296,936	0.06	83.74	29,465,580
Resolution 5 To elect Ewen Stevenson as a director	21,091,766,972	99.94	12,314,588	0.06	83.74	29,751,220
Resolution 6 To re-elect Sandy Crombie as a director	21,077,884,224	99.87	26,446,772	0.13	83.74	29,544,580
Resolution 7 To re-elect Alison Davis as a director	21,016,023,336	99.82	37,663,772	0.18	83.54	80,178,152
Resolution 8 To re-elect Philip Hampton as a director	21,066,741,544	99.82	37,743,252	0.18	83.74	29,473,040
Resolution 9 To re-elect Penny Hughes as a director	21,079,279,472	99.88	25,077,896	0.12	83.74	29,542,364
Resolution 10 To re-elect Brendan Nelson as a director	21,078,570,716	99.88	25,436,432	0.12	83.74	29,531,580
Resolution 11 To re-elect Baroness Noakes as a director	21,077,939,264	99.87	26,525,880	0.13	83.74	29,442,972
Resolution 12 To re-elect Philip Scott as a director	21,079,012,696	99.88	25,394,312	0.12	83.74	29,527,224
Resolution 13 To re-appoint Deloitte LLP as auditors	21,071,876,548	99.97	5,459,244	0.03	83.63	56,657,928
Resolution 14 To authorise the Group Audit Committee to fix the remuneration of the auditors	21,071,797,284	99.97	5,534,332	0.03	83.63	56,614,212
Resolution 15 To renew the directors' authority to allot securities	20,948,654,628	99.26	155,838,332	0.74	83.74	29,468,376
Resolution 16 To renew the directors' authority to allot equity securities on a non pre-emptive basis	20,939,417,228	99.22	164,504,264	0.78	83.74	30,079,732
Resolution 17 To permit the holding of General Meetings at 14 days' notice	20,772,484,044	98.43	332,329,060	1.57	83.74	29,126,672
Resolution 18 To authorise political donations and expenditure by the Group in terms of Section 366 of the Companies Act 2006	20,986,543,564	99.45	116,912,732	0.55	83.74	30,371,072
Resolution 19 To approve the Director's Remuneration Policy in the Directors' Remuneration Report	20,893,215,888	99.66	70,382,756	0.34	83.18	170,307,216
Resolution 20 To approve the Annual Report on Remuneration in the Directors' Remuneration Report	21,034,273,904	99.81	40,636,912	0.19	83.62	58,993,972
Resolution 21 To approve the RBS 2014 Employee Share Plan	20,876,270,352	99.02	206,830,068	0.98	83.66	50,790,508
* A vote Withheld is not a vote in law and is not counted in the calculation of the proportion of votes "For" and "Against" a resolution.

The approval votes on the election or re-election of Independent Directors, included in the Notice of Meeting, were not put to the meeting as the relevant sections of the UK Listing Authority's listing rules were not in force at the date of the meeting.

In accordance with the UK Listing Authority's listing rules, copies of resolutions that do not constitute ordinary business at an annual general meeting will shortly be available for inspection at the National Storage Mechanism which is located at: www.Hemscott.com/nsm.do

As at 23 June 2014 (being the latest date by which shareholders who wanted to attend, speak and vote at the General Meeting must have been entered on the company's Register of Members) the issued share capital of the company conferring the right to vote at the General Meeting consisted of 6,299,628,388 ordinary shares carrying four votes each on a poll, 400,000 5.5 per cent. cumulative preference shares carrying four votes each on a poll and 500,000 11 per cent. cumulative preference shares carrying four votes each on a poll. Therefore, the total number of voting rights in the company as at 23 June 2014 was 25,202,113,552.

Contact

RBS Media Centre
+44 (0)131 523 4205

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 25 June 2014

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ Jan Cargill

Name: Title:	Jan Cargill Deputy Secretary